                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                            SUPREMA SPECIALTIES, INC.
           ----------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   86859F 10 7
                  --------------------------------------------
                                 (CUSIP Number)

           Dean M. Schwartz, Esquire, Stradley, Ronon, Stevens & Young
                            2600 One Commerce Square
                             Philadelphia, PA 19103
                                 (215) 564-8078
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 17, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- -------------------------------------------------------------------------------
CUSIP No. 86859F 10 7                                       Page __ of __ Pages
- -------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Michael E. Golden
- ------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
- ------------------------------------------------------------------------------
    3      SEC USE ONLY
- ------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                     Not applicable
- ------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
- ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     USA
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                 19,300
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                    N/A
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                 19,300
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                    N/A
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             19,300
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 5% of outstanding Common Stock
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                               IN
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

        The class of equity securities to which this statement relates is Common Stock issued by Suprema Specialties, Inc. ("Suprema") with its principal executive offices at 510 East 35th Street, Park Station, Patterson, New Jersey 07543.

Item 2. Identity and Background

        The person filing this statement is Michael E. Golden, whose business address is First Colonial Securities Group Inc., 10 Lake Center Executive Park, 401 North Route 73, Suite 100, Marlton, New Jersey 08053. Mr. Golden is a United States citizen.

        Mr. Golden is the Chairman of the Board and Managing Director of First Colonial Securities Group, Inc., a securities brokerage and investment banking business.

        During the last five years, Mr. Golden has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Golden has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        On July 31, 1994, Suprema Investments, a New Jersey general partnership, acquired 150,000 shares of Suprema Series A Convertible Nonvoting Preferred Stock (the "Preferred Stock") at an aggregate purchase price of $450,000 (or, $3.00 per share). The Preferred Stock is immediately convertible at the holder's option into Common stock at a ratio of one-for-one. On August 18, 1994, Suprema Investments acquired 2,000 shares of Common Stock at an aggregate purchase price of $4,750 (or, $2.375 per share). The general partners of Suprema Investments contributed ten percent of the purchase price necessary to complete such purchases. Mr. Golden's contribution of such ten percent was obtained from his personal funds. The balance of the funds were borrowed from New Era Bank of Somerset, New Jersey. The Suprema shares were pledged to such bank and the loan was personally guaranteed by the general partners of Suprema Investments.

        On July 31, 1994, Goldbil Investment Corp., a New Jersey corporation, acquired 8,333 shares of Preferred Stock for an aggregate purchase price of $25,000 (or, $3.00 per share). Goldbil Investment Corp. used its working capital as the source of funds with respect to such purchase.

        During May, July, August and November, 1994, Mr. Golden acquired 13,000 shares of Common Stock for an aggregate purchase price of $29,506.93 (or $2.15625 per share for 1,000 shares on May 26, 1994, $2.125 per share for 10,000 shares on July 22, 1994, $2.50 per share for 200 shares on August 11, 1994 and
3.109375 per share for 1,800 shares on November 1994). Mr. Golden used his personal funds as the source of funds with respect to such purchases.

Item 4. Purpose of Transaction

        The sole purpose of the acquisition of such securities of Suprema was investment.

Item 5. Interest in Securities of the Issuer

        (a) Mr. Golden beneficially owns 19,300 shares of Common Stock (some of which are held in Mr. Golden's IRA and profit sharing plan) and warrants covering 33,000 shares of Common Stock.

        (b) Mr. Golden has sole power to vote and dispose of said 19,300 shares of Common Stock and said Warrants.

        (c) During June, 1995, 158,333 shares of Suprema Series A Convertible Nonvoting Preferred Stock were converted into Common Stock and sold pursuant to an underwritten public offering. As a result, Mr. Golden beneficially owns less than 5% of the outstanding Common Stock.

        Items 5(d) and (e) are not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer

        The general partners of Suprema Investments entered into an Investment Club Partnership Agreement covering, inter alia, the formation and management of such partnership.

        Suprema Investments entered into a loan with New ERA Bank of Somerset, New Jersey covering the loan to such partnership for the purpose of acquiring securities of Suprema, and the general partners of Suprema Investments guaranteed such loan.

Item 7. Material to be Filed as Exhibits

        The following documents were attached as exhibits to Mr. Golden's
Schedule 13D dated November 17, 1994

        EXHIBIT 1 Investment Club Partnership Agreement with respect to Suprema Investments.

        EXHIBIT 2 Promissory Note, Stock Pledge and Security Agreement between New ERA Bank and Suprema Investments and Guaranty of the undersigned.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      8/22/96                                       /s/ MICHAEL E. GOLDEN
- -------------------                             --------------------------------
       Date                                               Signature

                                                       Michael E. Golden
                                                --------------------------------
                                                              Name